EXHIBIT 3.2

                            CERTIFICATE OF AMENDMENT

                                       of

                            ARTICLES OF INCORPORATION
                                       of
                           BLACK POINTE HOLDINGS, INC.


     THE UNDERSIGNED, Richard Donaldson, being both the duly elected President and Herbert M. Brugh, being the duly designed Assistant Corporate Secretary of Black Pointe Holdings, Inc., a corporation incorporated under the laws of the State of Nevada on February 2, 1990, hereby certifies that, by actions duly taken, the Articles of Incorporation of that corporation were amended by action of the shareholders at the annual meeting held on May 23, 1996, as follows:

1. Article I is amended to change the corporation's name by modifying that Article to read as follows:


      The name of the corporation shall be AccuImage Diagnostics Corp.

2. Article IV is amended to change the corporation's authorized capital by modifying that Article to read as follows:

               The corporation is authorized to issue two classes of shares which shall be designated Common Stock and Preferred Stock, respectively. The total number of shares of Common Stock the corporation is authorized to issue is Fifty Million shares, whose par value shall be one tenth cent each. The total number of shares of Preferred Stock the corporation is authorized to issue is Ten Million shares, whose par value shall also be one-tenth cent each. Preferred Stock mmay be issued from time to time in one or more series, and the board of directors of the corporation is hereby authorized to determine the designation of any such series, to fix the number of shares of any such series, and to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock. The board of directors is also authorized, within the limits and restrictions stated in any resolution or resolutions of the board originally fixing the number of shares constituting any series of Preferred Stock, to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of such series subsequent to the issuance of shares of that series.

               The holders of the Common Stock shall always be entitle to one vote per share of Common Stock in the election of directors and upon each other matter coming before any vote of shareholders

3.  The Articles are amended by adding the following article, to be designated
    Article VIII:

               The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under Nevada law.

4.  The Articles are amended by adding the following  article, to be designated
    Article IX:

               The corporation is authorized to provide indemnification of its directors, officers, employees and agents to the fullest extent permissible under Nevada law.

5. The Articles shall be amended by adding the following article, to be designated Article X:

               The provisions of Sections 78.378 to 78.3793 and Sections 78.441 to 78.444, Nevada Revised Statutes, do not apply to this corporation.

     THE UNDERSIGNED officers further certify that, upon a resolution duly adopted by the Board of Directors recommending such resolution to the shareholders, the shareholders adopted that resolution amending those Articles by a vote of 7,000,000 shares in favor and no shares voting against such resolution. The undersigned further certify that, upon the date of the adoption of that resolution, there was only one class of stock authorized and that, of that class of common stock, only 7,000,000 shares were then issued and outstanding.

     WITNESS the execution hereof on this 26th day of June, 1996.



/s/ Richard Donaldson               /s/ Herbert M. Brugh
---------------------               --------------------
Richard Donaldson, President        Herbert M. Brugh, Asst. Corporate Secretary